[ADMA LETTERHEAD]

March 23, 2012

VIA EDGAR

Mr. Justin Dobbie Legal Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	ADMA Biologics, Inc. Form 8-K Filed February 13, 2012 File No. 000-52120

Dear Mr. Dobbie:

By letter dated March 9, 2012, you provided comments on the above-referenced filing of ADMA Biologics, Inc. (the “Company”).  The Company currently expects that the audit of the consolidated financial statements as of and for the periods ended December 31, 2011 and 2010 will be completed during the week of March 26, 2012.  It therefore expects to submit its response letter via EDGAR, along with an amendment to the above-referenced filing containing such financial statements, on or before March 30, 2012.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (201) 478-5552 or Jeffrey Baumel or Roland Chase at our outside counsel, SNR Denton US LLP, at (973) 912-7100.

Sincerely,

/s/ Adam S. Grossman

Adam S. Grossman
President and Chief Executive Officer